UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 19, 2020

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-4 (Registration Number 333-234705).

This Form 6-K consists of the press releases which appear immediately following this page.

March 17, 2020

News Release

UBS announces mandatory redemption of ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042 and ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042

New York, March 17, 2020 – UBS Investment Bank today announced that all outstanding notes of the Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042 (Ticker: MORL) (the “Series A Securities”) and the Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042 (Ticker: MRRL) (the “Series B Securities”, and together with the Series A Securities, “the Securities”) will be mandatorily redeemed in accordance with the terms of the respective Securities as a result of the occurrence of an Acceleration Upon Minimum Indicative Value on March 16, 2020 (the “Acceleration Date”), triggered as a result of the respective indicative values of the Securities being less than $5.00 on the Acceleration Date.

As disclosed in more detail in the pricing supplements and product supplements relating to the respective Securities, all outstanding notes will be automatically accelerated and redeemed and holders will be entitled to receive the “Acceleration Amount” calculated in accordance with the terms of the respective Securities. The “Acceleration Measurement Period” for determining the Acceleration Amount for the respective Securities will be the five Trading Days from and including the Acceleration Date. Payment of the Acceleration Amounts will be made on the Acceleration Settlement Date, which is expected to be March 25, 2020.

For more information regarding the mandatory redemption, including how the Acceleration Amounts will be determined, see the pricing supplement and product supplement relating to each of the Securities. The pricing supplement and product supplement for the Securities can be accessed on EDGAR, the SEC website, at www.sec.gov. For the Series A Securities, the pricing supplement is also available here and the product supplement is also available here . For the Series B Securities, the pricing supplement is also available here and the product supplement is also available here .

Investors who purchase the Securities at any time prior to delisting for an amount that is greater than the applicable Acceleration Amount that they will receive on the Acceleration Settlement Date (including paying any premium to such Acceleration Amounts, once these amounts have been determined) will suffer a loss on their investment. Furthermore, investors who sell the Securities at any time prior to delisting for an amount that is less than the applicable Acceleration Amount they would have received on the Acceleration Settlement Date (including selling at any discount to such Acceleration Amounts, once these amounts have been determined) will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the Securities.

The Series A Securities are one of the series of UBS AG ETRACS Series A ETNs subject to the ongoing voluntary exchange offers commenced by UBS AG on December 9, 2019 pursuant to a registration statement on Form F-4 (File No. 333-234705). As a result of the mandatory redemption of the Series A Securities and Series B Securities described above, the exchange offer with respect to the Series A Securities will be terminated effective as of March 16, 2020 and holders of Series A Securities will no longer be able to participate in the exchange offer with respect to such securities. Series A Securities validly tendered between 5:00 p.m., New York City time on March 3, 2020 and 5:00p.m., New York City time on March 16, 2020 will be promptly returned to holders and will not be exchanged for Series B Securities. Holders of such Series A Securities will receive the Acceleration Amount on the Acceleration Date, as described above.

The exchange offers with respect to the other UBS AG ETRACS Series A ETNs remain open in accordance with the terms described in the Prospectus dated December 9, 2019 (the “Exchange Offers Prospectus”). The Exchange Offers Prospectus filed with the Securities and Exchange Commission (the “SEC”) in relation to the exchange offers can be accessed on EDGAR, the SEC website, at www.sec.gov. It is also available here.

Media contact

Christina Aquilina

+1 212 713 4488

Christina.aquilina@ubs.com

Investor contact

+1-877-387 2275

About ETRACS

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. Investors are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product supplement and pricing supplement for the ETRACS ETN.

UBS AG has filed registration statements (including prospectuses and supplements thereto) with the Securities and Exchange Commission, or SEC, for the offerings of securities to which this communication relates. Before you invest, you should read the relevant prospectuses, along with the applicable product and pricing supplement to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the ETRACS. The applicable offering documents for each ETRACS may be obtained by clicking on the links above. You may also get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. The securities related to the offerings are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

About UBS

UBS provides financial advice and solutions to wealthy, institutional and corporate clients worldwide, as well as private clients in Switzerland. UBS’s strategy is centered on our leading global wealth management business and our premier universal bank in Switzerland, enhanced by Asset Management and the Investment Bank. The bank focuses on businesses that have a strong competitive position in their targeted markets, are capital efficient, and have an attractive long-term structural growth or profitability outlook.

UBS is present in all major financial centers worldwide. It has offices in more than 50 regions and locations, with about 31% of its employees working in the Americas, 32% in Switzerland, 19% in the rest of Europe, the Middle East and Africa and 18% in Asia Pacific. UBS Group AG employs over 67,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

This material is issued by UBS AG and/or any of its subsidiaries and/or any of its affiliates (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed registration statements (including prospectuses, as supplemented by the applicable product supplement and pricing supplement, for the offerings of the ETRACS ETNs) with the SEC for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the applicable product supplement and pricing supplement, by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2020. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

March 17, 2020

News Release

UBS announces mandatory redemption of 2×Leveraged Long ETRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041 and 2×Leveraged Long ETRACS Wells Fargo® Business Development Company Index ETN Series B due May 24, 2041

New York, March 17, 2020 – UBS Investment Bank today announced that all outstanding notes of the 2×Leveraged Long ETRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041 (Ticker: BDCL) (the “Series A Securities”) and the 2×Leveraged Long ETRACS Wells Fargo® Business Development Company Index ETN Series B due May 24, 2041 (Ticker: LBDC) (the “Series B Securities”, and together with the Series A Securities, “the Securities”) will be mandatorily redeemed in accordance with the terms of the respective Securities as a result of the occurrence of an Acceleration Upon Minimum Indicative Value on March 16, 2020 (the “Acceleration Date”), triggered as a result of the respective indicative values of the Securities being less than $5.00 on the Acceleration Date.

As disclosed in more detail in the prospectus supplements relating to the respective Securities, all outstanding notes will be automatically accelerated and redeemed and holders will be entitled to receive the “Acceleration Amount” calculated in accordance with the terms of the respective Securities. The “Acceleration Measurement Period” for determining the Acceleration Amount for the respective Securities will be the ten Index Business Days from but excluding the Acceleration Date. Payment of the Acceleration Amounts will be made on the Acceleration Settlement Date, which is expected to be April 2, 2020.

For more information regarding the mandatory redemption, including how the Acceleration Amounts will be determined, see the prospectus supplement relating to each of the Securities. The prospectus supplement for the Securities can be accessed on EDGAR, the SEC website, at www.sec.gov. For the Series A Securities, the prospectus supplement is also available here . For the Series B Securities, the prospectus supplement is also available here.

Investors who purchase the Securities at any time prior to delisting for an amount that is greater than the applicable Acceleration Amount that they will receive on the Acceleration Settlement Date (including paying any premium to such Acceleration Amounts, once these amounts have been determined) will suffer a loss on their investment. Furthermore, investors who sell the Securities at any time prior to delisting for an amount that is less than the applicable Acceleration Amount they would have received on the Acceleration Settlement Date (including selling at any discount to such Acceleration Amounts, once these amounts have been determined) will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the Securities.

The Series A Securities are one of the series of UBS AG ETRACS Series A ETNs subject to the ongoing voluntary exchange offers commenced by UBS AG on December 9, 2019 pursuant to a registration statement on Form F-4 (File No. 333-234705). As a result of the mandatory redemption of the Series A Securities and Series B Securities described above, the exchange offer with respect to the Series A Securities will be terminated effective as of March 16, 2020 and holders of Series A Securities will no longer be able to participate in the exchange offer with respect to such securities. Series A Securities validly tendered between 5:00 p.m., New York City time on March 3, 2020 and 5:00p.m., New York City time on March 16, 2020 will be promptly returned to holders and will not be exchanged for Series B Securities. Holders of such Series A Securities will receive the Acceleration Amount on the Acceleration Date, as described above.

The exchange offers with respect to the other UBS AG ETRACS Series A ETNs remain open in accordance with the terms described in the Prospectus dated December 9, 2019 (the “Exchange Offers Prospectus”). The Exchange Offers Prospectus filed with the Securities and Exchange Commission (the “SEC”) in relation to the exchange offers can be accessed on EDGAR, the SEC website, at www.sec.gov. It is also available here.

Media contact

Christina Aquilina

+1 212 713 4488

Christina.aquilina@ubs.com

Investor contact

+1-877-387 2275

About ETRACS

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. Investors are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product supplement and pricing supplement for the ETRACS ETN.

UBS AG has filed registration statements (including prospectuses and supplements thereto) with the Securities and Exchange Commission, or SEC, for the offerings of securities to which this communication relates. Before you invest, you should read the relevant prospectuses, along with the applicable prospectus supplements to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the ETRACS. The applicable offering documents for each ETRACS may be obtained by clicking on the links above. You may also get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. The securities related to the offerings are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

About UBS

UBS provides financial advice and solutions to wealthy, institutional and corporate clients worldwide, as well as private clients in Switzerland. UBS’s strategy is centered on our leading global wealth management business and our premier universal bank in Switzerland, enhanced by Asset Management and the Investment Bank. The bank focuses on businesses that have a strong competitive position in their targeted markets, are capital efficient, and have an attractive long-term structural growth or profitability outlook.

UBS is present in all major financial centers worldwide. It has offices in more than 50 regions and locations, with about 31% of its employees working in the Americas, 32% in Switzerland, 19% in the rest of Europe, the Middle East and Africa and 18% in Asia Pacific. UBS Group AG employs over 67,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

This material is issued by UBS AG and/or any of its subsidiaries and/or any of its affiliates (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed registration statements (including prospectuses, as supplemented by the applicable prospectus supplements, for the offerings of the ETRACS ETNs) with the SEC for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the applicable product supplement and pricing supplement, by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2020. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

March 19, 2020

News Release

UBS announces mandatory redemption of ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN due December 10, 2043 and ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN Series B due December 10, 2043

New York, March 19, 2020 – UBS Investment Bank today announced that all outstanding notes of the ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN due December 10, 2043 (Ticker: CEFL) (the “Series A Securities”) and the ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN Series B due December 10, 2043 (Ticker: CEFZ) (the “Series B Securities”, and together with the Series A Securities, “the Securities”) will be mandatorily redeemed in accordance with the terms of the respective Securities as a result of the occurrence of an Acceleration Upon Minimum Indicative Value on March 18, 2020 (the “Acceleration Date”), triggered as a result of the respective indicative values of the Securities being less than $5.00 on the Acceleration Date.

As disclosed in more detail in the prospectus supplements relating to the respective Securities, all outstanding notes will be automatically accelerated and redeemed and holders will be entitled to receive the “Acceleration Amount” calculated in accordance with the terms of the respective Securities. The “Acceleration Measurement Period” for determining the Acceleration Amount for the respective Securities will be the five Trading Days from and including the Acceleration Date. Payment of the Acceleration Amounts will be made on the Acceleration Settlement Date, which is expected to be March 27, 2020.

For more information regarding the mandatory redemption, including how the Acceleration Amounts will be determined, see the product supplements and the pricing supplements relating to each of the Securities. The product supplements and pricing supplements for the Securities can be accessed on EDGAR, the SEC website, at www.sec.gov. For the Series A Securities, the pricing supplement is also available here and the product supplement is also available here. For the Series B Securities, the pricing supplement is also available here and the product supplement is available here .

Investors who purchase the Securities at any time prior to delisting for an amount that is greater than the applicable Acceleration Amount that they will receive on the Acceleration Settlement Date (including paying any premium to such Acceleration Amounts, once these amounts have been determined) will suffer a loss on their investment. Furthermore, investors who sell the Securities at any time prior to delisting for an amount that is less than the applicable Acceleration Amount they would have received on the Acceleration Settlement Date (including selling at any discount to such Acceleration Amounts, once these amounts have been determined) will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the Securities.

The Series A Securities are one of the series of UBS AG ETRACS Series A ETNs subject to the ongoing voluntary exchange offers commenced by UBS AG on December 9, 2019 pursuant to a registration statement on Form F-4 (File No. 333-234705). As a result of the mandatory redemption of the Series A Securities and Series B Securities described above, the exchange offer with respect to the Series A Securities will be terminated effective as of March 18, 2020 and holders of Series A Securities will no longer be able to participate in the exchange offer with respect to such securities. Series A Securities validly tendered between 5:00 p.m., New York City time on March 17, 2020 and 5:00p.m., New York City time on March 18, 2020 will be promptly returned to holders and will not be exchanged for Series B Securities. Holders of such Series A Securities will receive the Acceleration Amount on the Acceleration

Date, as described above. Series A Securities validly tendered between 5:00 p.m., New York City time, on March 3, 2020 and 4:59 p.m., New York City time, on March 17, 2020 were accepted for exchange by UBS AG in accordance with the terms of the exchange offer and the corresponding Series B Securities will be issued on March 19, 2020. Such Series B Securities are also subject to the mandatory redemption and holders of such Series B Securities will receive the Acceleration Amount on the Acceleration Date.

The exchange offers with respect to the other UBS AG ETRACS Series A ETNs remain open in accordance with the terms described in the Prospectus dated December 9, 2019 (the “Exchange Offers Prospectus”). The Exchange Offers Prospectus filed with the Securities and Exchange Commission (the “SEC”) in relation to the exchange offers can be accessed on EDGAR, the SEC website, at www.sec.gov. It is also available here.

Media contact

Christina Aquilina

+1 212 713 4488

Christina.aquilina@ubs.com

Investor contact

+1-877-387 2275

About ETRACS

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. Investors are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product supplement and pricing supplement for the ETRACS ETN.

UBS AG has filed registration statements (including prospectuses and supplements thereto) with the Securities and Exchange Commission, or SEC, for the offerings of securities to which this communication relates. Before you invest, you should read the relevant prospectuses, along with the applicable pricing supplements and product supplements to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the ETRACS. The applicable offering documents for each ETRACS may be obtained by clicking on the links above. You may also get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. The securities related to the offerings are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

About UBS

UBS provides financial advice and solutions to wealthy, institutional and corporate clients worldwide, as well as private clients in Switzerland. UBS’s strategy is centered on our leading global wealth management business and our premier universal bank in Switzerland, enhanced by Asset Management and the Investment Bank. The bank focuses on businesses that have a strong competitive position in their targeted markets, are capital efficient, and have an attractive long-term structural growth or profitability outlook.

UBS is present in all major financial centers worldwide. It has offices in more than 50 regions and locations, with about 31% of its employees working in the Americas, 32% in Switzerland, 19% in the rest of Europe, the Middle East and Africa and 18% in Asia Pacific. UBS Group AG employs over 67,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

This material is issued by UBS AG and/or any of its subsidiaries and/or any of its affiliates (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed registration statements (including prospectuses, as supplemented by the applicable pricing supplements and product supplements, for the offerings of the ETRACS ETNs) with the SEC for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the applicable product supplement and pricing supplement, by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2020. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Shruti Senapati
	Name:	Shruti Senapati
	Title:	Director

By:	/s/ Timothy Geller
	Name:	Timothy Geller
	Title:	Executive Director

Date: 19 March 2020